SEC 05044159 MMISSION

CM 11/30

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 09-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1/23/06

PRICEWATERHOUSECOOPERS

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Templeton/Franklin Investment Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the statement of financial condition of Templeton/Franklin Investment Services, Inc. (an indirect wholly-owned subsidiary of Franklin Resources, Inc.) and subsidiary as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this Statement of Financial Condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 16, 2005

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2005

Assets		
Cash and cash equivalents	$	3,823,806
Commissions and distribution fees receivable		863,962
Due from affiliates		6,069
Deferred sales commissions		20,736
Prepaid expenses and other		123,371
Total assets	$	4,837,944
Liabilities and Stockholder's Equity		
Liabilities		
Commission and distribution payable	$	1,263,971
Trade payables and accrued expenses		118,762
Due to affiliates		1,014,884
Total liabilities		2,397,617
Stockholder's equity		
Common stock, $10 par value; 10,000 shares authorized; 100 shares issued and outstanding		1,000
Capital in excess of par value		31,021,379
Accumulated deficit		(28,582,052)
Total stockholder's equity		2,440,327
Total liabilities and stockholder's equity	$	4,837,944

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. ("TWW"), which is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission as a broker dealer.

On October 1, 2004, the Company ceased to be a registered investment advisor and transferred the assets and liabilities related to its investment advisory functions to an affiliated company. The transfer was recorded at net book value, accordingly no gain or loss was recognized. As a result, the Company will cease to generate investment advisory revenues in future periods and will also cease to incur costs related to this business.

The Company's subsidiary provides investment advice, consultation, marketing, distribution and management or administrative services to its sponsored funds. It earns revenue from providing these services to its sponsored funds based on a percentage of assets under management. All services are provided under contracts that set forth the fees to be charged and the basis for such fees.

2. Significant Accounting Policies

Basis of Presentation

This consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statement includes the accounts of Templeton/Franklin Investment Services, Inc. and its wholly-owned subsidiary. All material intercompany accounts and transactions between the Company and its subsidiary have been eliminated from the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks and amounts held in a money market fund for which an affiliate acts as investment adviser. Due to the relatively short-term nature of this instrument, the carrying value approximates fair value.

Income Taxes

The Company is included in the consolidated Federal income tax return of Franklin. Franklin allocates Federal income taxes to the Company using the separate-return method with the exception that Franklin does not allocate to the Company any Federal benefit arising from its net operating losses. The Company files its state income tax returns on a separate basis.

3. Income Taxes

Deferred taxes as of September 30, 2005 of approximately $249,116 related primarily to state net operating loss carryforwards. A full valuation allowance has been recognized for all deferred tax amounts.

4. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

5. Legal Proceedings

Franklin and certain of its subsidiary companies including, Templeton Franklin Investment Services, Inc., as well as most of the mutual funds within Franklin Templeton Investments and certain current or former officers, directors, and/or employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of the named funds and consolidated for pretrial purposes) relating to allegedly excessive: advisory fees, 12b-1 fees. and director compensation, and to marketing support payments to securities dealers who sell fund shares. On September 9, 2005, the court granted defendants' motion to dismiss these cases and dismissed the consolidated complaint, with leave to amend certain claims.

Franklin is involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business or financial position.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2005, the Company had net capital of $1,949,405 which was $1,899,405 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.